MATTEL, INC.
December 2, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Raminpour

Re: Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the Year Ended December 31, 2019, Filed February 25, 2020
Form 10-Q for the Quarter Ended September 30, 2020, Filed November 3, 2020
File No. 001-05647

Dear Ms. Raminpour:

We received and have carefully reviewed the comments provide by the staff (“Staff”) of the Securities and Exchange Commission in its correspondence dated November 18, 2020. The following is our response to your comments. We have organized our response so that it appears in the format used in your letter. For your convenience, we have repeated the Staff’s comment exactly as given and set forth our response below such comment.

Form 10-K for the Year Ended December 31, 2019
Management Discussion and Analysis
Non-GAAP Financial Measures, page 47

1.Comment: We have carefully considered your response to prior comment 1 and your revised disclosures that “gross sales” represents sales to customers at invoice. Based upon this clarification, it appears that “gross sales” is more akin to a billings-type metric. Accordingly, please revise the title so as not to imply that it represents GAAP sales or revenue and comply with the metrics guidance set forth in SEC Release No. 33-10751. In your response, please include your proposed revisions, including your discussion of this metric in MD&A.

Response: In future filings, Mattel will replace the term “gross sales” with “gross billings,” to comply with the metrics guidance detailed in SEC Release No. 33-10751 and also include the following language regarding the use of the term “gross billings.”

Gross billings represent amounts invoiced to customers. It does not include the impact of sales adjustments, such as trade discounts and other allowances. Mattel presents changes in gross billings as a metric for comparing its aggregate, categorical, and brand results to highlight significant trends in Mattel's business. Changes in gross billings are discussed because, while Mattel records the details of sales adjustments in its financial accounting systems at the time of sale, such sales adjustments are generally not associated with categories, brands, and individual products.

MATTEL, INC.

Note 13. Segment Information, page 97

2.Comment: You disclose “gross sales” by segment, categories, top 3 power brands, and geographic area. We note that “gross sales” does not represent amounts determined in accordance with GAAP. Accordingly, please remove “gross sales” from your segment and entity- wide disclosures and revise to disclose revenues from external customers by reportable segment, as well as for information about products and geographic areas. Refer to ASC 280-10-50-22(a), 50-40, and 50-41. In your response, please include the proposed revisions to this footnote.

Response: In future filings, Mattel will remove references to gross sales and replace gross sales with net sales in its segment and entity-wide disclosures; however, Mattel will not be able to present net sales information by product (categories and Top 3 Power Brands). Mattel will include the following language regarding the impracticability of disclosing net sales by product:

It is impracticable for Mattel to present net sales by categories, brands, or products, as trade discounts and other allowances are generally recorded in the financial accounting systems by customer.

Please feel free to call the undersigned at (310) 252-3611 or Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887‑3646 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Anthony DiSilvestro
Anthony DiSilvestro
Chief Financial Officer

cc: Effie Simpson, Staff Accountant, Division of Corporation Finance
Anthony DiSilvestro, Chief Financial Officer, Mattel, Inc.
Robert Normile, Executive Vice President, Chief Legal Officer & Secretary, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP